ABN AMRO SECURITIES (USA) LLC

Statement of Financial Condition

Year ended December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

ABN AMRO SECURITIES (USA) LLC

Table of Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 0000
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of ABN AMRO Securities (USA) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABN AMRO Securities (USA) LLC (the Company) as of December 31, 2024, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

New York, New York
February 28, 2025

1

ABN AMRO SECURITIES (USA) LLC

Statement of Financial Condition

December 31, 2024

(In thousands)

Assets

Cash	$	10,755
Cash segregrated in compliance with federal regulations		300
Collateralized financing:		
Securities borrowed		998,698
Securities purchased under agreements to resell		2,323,151
Receivables from brokers, dealers, and clearing organizations		7,905
Receivables from related parties		11,934
Other assets		51
Total assets	$	3,352,794

Liabilities and Member's Equity

Collateralized financing:		
Securities sold under agreements to repurchase	$	2,959,774
Payables to related parties		252,401
Payables to brokers, dealers, and clearing organizations		27,703
Accrued and other liabilities		360
		3,240,238
Member's equity		112,556
Total liabilities and member's equity	$	3,352,794

See accompanying notes to the Statement of Financial Condition.

ABN AMRO SECURITIES (USA) LLC

Notes to Statement of Financial Condition

December 31, 2024

(In thousands)

(1) Organization and Nature of Operations

ABN AMRO Securities (USA) LLC (the Company) is a wholly owned subsidiary of ABN AMRO Clearing Holdings (USA) LLC (AACH), which in turn is wholly owned by Netherlands-domiciled ABN AMRO Clearing Bank N.V. (AACB), which is ultimately wholly owned by ABN AMRO Bank N.V. (AAB). The Company's main business is securities financing.

The Company is registered as a broker dealer with the U.S. Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA), and a member of the Securities Investor Protection Corporation (SIPC). For US federal income tax purpose, the Company operates as a disregarded entity.

The Company currently engages in one single line of business as a securities broker dealer, facilitating US capital markets and money markets transactions in government and agency securities by its domestic and foreign affiliates as well as their clients. The Company has identified its Board of Directors as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business including budgeting and forecasting of profit and loss to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the Company's operational information as a whole. Revenue and significant expense categories are presented as one reportable segment in the Statement of Operations. Segment assets can be found in the Statement of Financial Condition. The accounting policies used to measure the profit and loss of the segment are the same as those described in the significant accounting policies below.

The Company also provides a range of money markets transaction related services to AAB pursuant to an agency and service agreement between the Company and AAB.

The Company does not carry third party customer accounts and accordingly does not maintain any custodial oversight responsibilities for third party customer assets.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in U.S.dollars. The Statement of Financial Condition are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

(b) Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Management believes that the estimates used in the Statement of Financial Condition are reasonable. However, actual results could differ from those estimates.

(c) Cash

Cash in the Statement of Financial Condition as of December 31, 2024 was held at large banking institutions not related to AAB or any other of the Company's affiliates.

(d) Cash Segregated in Compliance with Federal Regulations

The Company maintains cash in a segregated reserve account for the exclusive benefit of its customers ("Customer Reserve Account") pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2024, the Company had $300 segregated cash in the Customer Reserve Account.

(e) Collateralized Financing

The Company's collateralized financing transactions include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements), and securities lending and borrowing transactions.

Resale and repurchase agreements are accounted for as financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession or control of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. treasury and federal agency securities, with a market value equal to or in excess of the principal amount loaned. The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value. The Company records the resale and repurchase agreement interest on an accrual basis as earned.

Securities borrowed and loaned transactions are reported under collateralized financing in the accompanying Statement of Financial Condition. Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received, plus accrued interest, which approximates fair value. Securities borrowed and loaned transactions, typically collateralized with US treasury securities, facilitate the Company's securities settlement process. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary.

The Company nets certain repurchase agreements and resale agreements with the same counterparty in the Statement of Financial Condition when the requirements of FASB Accounting Standards Codification (ASC) 210-20, Balance Sheet – Offsetting, are met. The Company did not report any such netting at December 31, 2024.

At December 31, 2024, the Company had obtained securities as collateral that could be re-pledged, delivered, or otherwise transferred with a fair value of approximately $3,301,082. This collateral was received under resale agreements and securities borrowed transactions. Of these securities, approximately $3,045,766 was re-pledged, delivered, or otherwise transferred, as collateral under repurchase agreements, securities lending agreements, or to satisfy the Company's margin requirements with its clearing organizations.

(f) Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Most of the Company's financial assets measured at amortized cost basis relate to collateralized financing and are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. The Company's assets under collateralized financing in the Statement of Financial Condition are all subject to collateral maintenance provisions.

The Company considers, where eligibility for the collateral maintenance provision practical expedient is established, the credit quality of the assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral; 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral; and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial asset, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company may establish an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

The Company has also established policies and procedures for mitigating credit risks, including screening counterparties for credit quality, reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited with the Company as permitted under contractual provisions.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company's Receivables from broker dealers and clearing organizations include amounts receivable from unsettled trades and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

At December 31, 2024, the Company does not have allowance for credit losses in its Statement of Financial Condition.

(g)   *Income Taxes*

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Current and deferred tax consequences of all transactions in the Statement of Financial Condition are recognized according to the provisions of enacted tax laws. The effects of tax rate changes on deferred tax assets or liabilities, as well as other changes in income tax laws, are recognized in earnings in the period in which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that will "more likely than not" (MLTN) be realized.

The Company accounts for uncertain tax provisions according to ASC 740, which prescribes the method of applying a MLTN criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold will be initially and

subsequently measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits will be adjusted when new information is available, or when an event occurs that requires a change. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes.

(h)   ***Accrued Interest Receivable***

Interest receivable relates primarily to collateralized financing transactions and is accounted for on an accrual basis at the contractually stipulated rate.

(i)   ***Accrued Interest Payable***

Interest payable relates primarily to collateralized financing transactions and borrowings from affiliates, and is accounted for on an accrual basis at the contractually stipulated rate.

(j)   ***Translation of Foreign Currencies***

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the year-end exchange rates. Net gains or losses resulting from foreign currency transactions are included in retained earnings.

(3)   **Recently Issued Accounting Pronouncements**

Segment Reporting

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (Topic 280). This update applies to all public entities that are required to report segment information in accordance with Topic 280. The amendments in this update revise reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this update do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company has adopted ASU 2023-07 without a material impact on its Statement of Financial Condition.

Income Taxes

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures (Topic 740), which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this update are effective for annual periods beginning after December 15, 2024. The Company is in the process of evaluating the impact that the adoption of this ASU will have on the Statement of Financial Condition and related disclosures.

(4)   Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for its day-to-day clearance activities. As of December 31, 2024, securities consisting of U.S. treasuries with a fair value of $34,671 related to resale agreements collateral were on deposit with these clearing organizations.

Receivables from and payables to brokers, dealers and clearing organizations at December 31, 2024 consisted of the following:

	Receivables	Payables
Brokers, dealers, clearing organizations	$7,905	$27,703

Included in the receivables of $7,905 are cash balances and margin deposits with various clearing organization such as the Fixed Income Clearing Corporation (FICC); National Securities Clearing Corporation (NSCC); Depositary Trust & Clearing Corporation (DTCC).

(5)   Member's Equity

The Company is a limited liability company and its operating agreement governs the membership interest, including the allocation and distribution of the Company's results of operations.

(6)   Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its financing and general business operations.

As of December 31, 2024, the Statement of Financial Condition included the following balances with affiliates:

Assets:

Securities purchased under agreements to resell	$	471,474
Receivables from related parties		11,934

Liabilities:

Securities sold under agreements to repurchase	$	858,054
Payables to related parties		252,401

Material items contained in the above balances are discussed below:

ABN AMRO SECURITIES (USA) LLC

Notes to Statement of Financial Condition

December 31, 2024

(In thousands)

(a) Collateralized Financing

The Company enters into collateralized financing transactions with affiliates in the normal course of business. At December 31, 2024, the financing transaction balances, inclusive of resale and repurchase agreements, were with AAB and other affiliates.

Included in the repurchase agreements of $858,054 is a $760,000 hold-in-custody repurchase arrangement with the Company's affiliate ABN AMRO Funding (USA) LLC whereby the Company retained custody of the underlying collateral. At December 31, 2024, US treasury securities with a market value of $772,444 associated with this arrangement were maintained at a segregated control location pursuant to the terms of the repurchase agreement.

(b) Cash Account with Affiliate

The Company maintains a cash account with a Netherlands-based affiliate. At December 31, 2024, the balance in the account stood at $58 and is included in the receivables from related parties in the Statement of Financial Condition.

(c) Borrowing from Affiliates

The Company is the beneficiary of a committed credit facility of $250,000 as well as an uncommitted credit facility of $2,250,000, both of which were made available by AAB since June 2018 to support the Company's general business and liquidity position. Both facilities are unsecured. As of December 31, 2024, the Company borrowed $250,000 against the uncommitted facility. Total interest payable on this borrowing as of December 31, 2024 amounted to $590. These amounts are included in payables to related parties in the Statement of Financial Condition. In the ordinary course of business, the Company also borrows funds from affiliates to facilitate its securities financing business. These borrowings, whose carrying value approximates fair value, are generally short term in nature and bear interest based on the appropriate spreads to benchmark rates depending on the terms and currency of such borrowings.

(d) Affiliated Brokerage Services

The Company has an Agency and Services Agreement with AAB whereby the Company facilitates certain activities of its foreign affiliates in the U.S. These activities include agency trade execution, securities financing, borrowing and lending, and other related services. In addition to being reimbursed for the costs incurred by the Company in the provision of affiliated brokerage services, the Company also earns revenue from these services based on a residual profit split method. Residual profit is the net operating revenue generated by the underlying transactions after consideration of a reasonable return on risk-based capital to AAB. In the event of a net operating loss, AAB bears the loss exclusively.

As of December 31, 2024, the Company's unsettled balance related to affiliated brokerage services was a receivable of $2,060, included in Receivables from related parties in the Statement of Financial Condition. The Company normally cash settles the unpaid balance with AAB within 90 days following the close of the fiscal year.

(e) Support and Services

The Company and its affiliates share various resources for which they also share the associated costs. Costs allocated to the Company, including costs the Company subsequently recovered from AAB as part of the Agency and Services Agreement, for support include payroll services, rent, utilities, information technology, amortization and depreciation of fixed assets. At December 31, 2024, the unpaid balance related to these allocated support services was $859, included in Payables to related parties in the Statement of Financial Condition. The Company normally settles balances related to the allocation of on-going recurring costs on a monthly basis.

(7)   Income Taxes

The Company is treated as a disregarded entity for income tax purposes and the results of its operations are included in AACH's U.S. federal and state and local income tax returns. The Company's U.S. federal and state and local income taxes are provided on a separate-entity basis. Benefits are received to the extent tax attributes are utilized in AACH's U.S. federal and state and local income tax returns.

The components of the Company's income tax expense consist of the following:

Current:		
U.S. federal	$	(6,066)
State and local		(607)
		(6,673)
Deferred:		
U.S. federal		7,358
State and local		736
		8,094
Income tax expense	$	1,421

There is a $3,144 tax receivable from AACH included in receivables from related parties in the statement of financial condition. The difference between the Company's statutory federal income tax rate and the effective tax rate is as follows:

Federal taxes	21.0%
State and local taxes	2.1%
Increase in valuation allowance	-76.8%
Tax rate change	-27.4%
Other	0.0%
Effective tax rate	-81.1%

As of December 31, 2024, the Company has recorded a net deferred tax asset of $0 in its statement of financial condition, as all deferred items were transferred to AACH in December 2024.

The Company has a federal net operating loss carryforward of $0, as losses were fully utilized in 2024.

As of December 31, 2024, the Company had $524 of total gross unrecognized tax benefits. Of this total, $364 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the Company's effective tax rate in future periods.

The Company records potential interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2024, the Company had accrued approximately $414 in potential interest and penalties associated with uncertain tax positions.

AACH's tax returns are subject to examination by the Internal Revenue Service and by various state and local tax authorities. The tax years 2020 through 2023 remain open to examination by these tax authorities with the exception of New York City, which remains open to examination for the tax years 2014 to 2023. AACH's tax returns are subject to examination by the Internal Revenue Service and by various state and local tax authorities. The tax years 2020 through 2023 remain open to examination by these tax authorities with the exception of New York City, which remains open to examination for the tax years 2014 to 2023.

(8) Contingencies

Litigation and regulatory matters – the Company's business activities are highly regulated in many jurisdictions and subject to periodic regulatory examinations, inquiries and investigations. From time to time, the Company may become involved in legal and regulatory proceedings arising in the ordinary course of business or other circumstances. While any litigation contains an element of uncertainty, management believes, after consultation with legal counsel, that the outcome of currently known legal or regulatory proceedings or related claims are unlikely to have a material adverse effect on the Company's Statement of Financial Condition. However, management cannot be certain regarding the outcome of such matters.

(9) Collateralized Transactions

The Company enters into resale agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, earn an interest spread. The Company manages credit exposure arising from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation), although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The following tables present information about the offsetting of these instruments and related collateral amounts.

	At December 31, 2024					
				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross amounts of recognized assets and liabilities	Gross amounts offset in the statement of financial condition	Net Amounts presented in the statement of financial condition	Gross amounts subject to netting agreement but not offset[1]	Collateral received or pledged[2]	Net Amount
Assets:						
Securities purchased under agreements to resell	$ 2,323,151	-	2,323,151	(97,864)	(2,225,287)	-
Securities Borrowed	998,698	-	998,698	-	(977,832)	20,866
Liabilities:						
Securities sold under agreements to repurchase	$ 2,959,774	-	2,959,774	(97,864)	(2,812,079)	49,831

(1) Amounts relate to master netting agreements and collateral agreements where certain criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11 but which provide the Company with the right of setoff in the event of counterparty default. Amounts relating to agreements where the Company has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

(2) Amounts relate to securities received or paid under master netting agreements with counterparties that could be liquidated in the event of a counterparty default and thus offset against a counterparty's rights and obligations under the respective resale and repurchase agreements or securities borrowing arrangements.

	At December 31, 2024				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase (no repurchase-to-maturity)					
U.S. Treasuries and agency securities	$ 1,494,459	$ 499,371	$ -	$ 760,189	$ 2,754,019
Corporate securities	205,755	-	-	-	205,755
Total gross recogized assets	$ 1,700,213	$ 499,371	$ -	$ 760,189	$ 2,959,774
Netted amount					-
Total net recognized liabilites					$ 2,959,774

In connection with transactions where the Company is acting as a sponsoring member of FICC, at December 31, 2024 the maximum potential payable under the sponsored transactions is $4,496,480 with maturities around one month. These transactions are all collateralized with U.S. Treasuries.

(10) Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

ASC 820-10, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data

obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

The Company does not carry any financial instruments measured at fair value in the Statement of Financial Condition as of December 31, 2024.

Fair Value of Financial Instruments Not Recorded at Fair Value

Certain financial instruments that are not carried at fair value in the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature. Securities borrowed, receivable from and payable to brokers, dealers and clearing organizations, receivable from and payable to related parties, other assets and accrued and other liabilities are carried at amounts that approximate fair value, and are recorded at or near their respective transaction prices. Historically these have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

Resale agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's resale agreements generally have a short term maturity and are collateralized primarily by U.S. Treasury and agency securities in amounts exceeding the carrying value of the resale agreements. Accordingly, the carrying value of resale agreements approximates fair value (categorized as Level 2 of the fair value hierarchy).

(11)   Financial Instruments

(a)   Financial Instruments with Off-Balance Sheet Risk

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

The Company manages this risk by monitoring the market value of financial instruments pledged on a daily basis, by requiring adjustments of collateral levels in the event of excess market exposure and by maintaining a diverse number of counterparts.

(b) Concentrations of Credit Risk

The Company enters into transactions that involve varying degrees of credit risk. The Company monitors its exposure to this risk on a daily basis through a variety of credit exposure control procedures. Credit risk is the potential loss due to uncertainty in a counterparty's ability to meet its obligations. Counterparties primarily include brokers, dealers, banks, and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis.

With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is remote. However, if counterparties default on their contractual obligations in collateralized financing transactions, the Company may incur a credit loss up to the amount of the difference between the liquidation proceeds from the disposal of the underlying collateral and the contractual value of the transaction.

(12) Going Concern

ASC 205-40, Presentation of Financial Statements - Going Concern Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, requires management to explicitly evaluate for each reporting period whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and provide related footnote disclosure in certain circumstances. Management, having assessed the Company's operating environment and conditions, its capital position, and liquidity situations, concluded that no conditions existed at December 31, 2024 that would raise substantial doubt about the Company's ability to continue as a going concern at the date of the Statement of Financial Condition.

(13) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, plus excess margin collected on securities received on resale agreements, as defined. As of December 31, 2024, the Company's net capital of $100,571 was $100,321 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

(14) Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Statement of Financial Condition and through February 28, 2025, and determined that there were no material events or transactions that would require recognition or disclosure in the Statement of Financial Condition.